Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

CHANGE OF REGISTERED OFFICE AND

PRINCIPAL SHARE REGISTRAR AND

TRANSFER OFFICE’S ADDRESS IN THE CAYMAN ISLANDS

The board of directors of Melco Crown Entertainment Limited (the “Company”) announces that with effect from December 10, 2012, the Company’s registered office and principal share registrar and transfer office’s address in the Cayman Islands have been changed to:

190 Elgin Avenue

George Town

Grand Cayman, KY1-9005

Cayman Islands

Hong Kong, January 2, 2013

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.